Exhibit 99.16

PRESS RELEASE

United States: TotalEnergies Pursues its Gas Value Chain
Integration by Acquiring Producing Assets in the Anadarko

Basin

Paris, September 29, 2025 – TotalEnergies has signed an agreement with Continental Resources to acquire a 49% interest in natural gas producing assets, owned and operated by Continental Resources in the Anadarko Basin, Oklahoma. This acquisition of low-cost and long-plateau assets, well connected to Henry Hub through existing midstream infrastructure, further strengthens TotalEnergies’ integration across the liquefied natural gas (LNG) value chain in the US.

TotalEnergies further expands its natural gas production in the U.S.

These assets have the potential to reach a gross production of around 350 MMscfd by 2030 and to sustain this production level over the long term. They will enable TotalEnergies to secure a net gas production of around 150 MMscfd.

This acquisition of non-operated shale gas assets complements the Dorado and Constellation acquisitions completed in 2024 in the Eagle Ford Basin.

In addition, TotalEnergies operates a technical production of around 500 MMscfd in the Barnett.

“This acquisition will further increase our natural gas production in the United States and consolidate TotalEnergies’ integrated LNG position with a competitive low-cost and low-emission gas production”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies. “We are delighted to partner with Continental Resources, a reference operator in the Anadarko Basin, recognized for its strong technical expertise and operational excellence.”

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 40 Mt/y in 2024 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. Since 2022, TotalEnergies has invested nearly $11 billion in the U.S. to accelerate development in oil, LNG, and low carbon electricity. With over 10 million tons of output in 2024, TotalEnergies is the leading exporter of U.S. LNG and is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore U.S. The U.S. is also a key country for the deployment of TotalEnergies’ Integrated Power strategy – with 10 GW of onshore utility-scale solar, wind and battery storage, installed and under construction. Find out more about TotalEnergies’ U.S. presence here.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).